[redacted]

SEC 09058204 ISSION

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30563

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GILL CAPITAL PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 SOUTH CHERRY STREET, SUITE 800
(No. and Street)

DENVER (City) COLORADO (State) 80246 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES O'BRIEN 303-296-6260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AFFLECK GILMAN ROSS $ CO. P.C.
(Name – *if individual, state last, first, middle name*)

495 UINTA WAY, SUITE 100 (Address) DENVER (City) COLORADO (State) 80230 (Zip Code)

SEC Mail Processing Section

FEB 24 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
3/17

OATH OR AFFIRMATION

I, JAMES O'BRIEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GILL CAPITAL PARTNERS, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SIBYL SAMUEL NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 02/04/2012

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

CONTENTS

	PAGE
Independent Auditors' Report	2
Statements of Financial Condition	3
Statements of Operations	5
Statements of Cash Flows	6
Statement of Stockholders' Equity	8
Statement of Changes in Subordinated Borrowings	9
Notes to Financial Statements	10
Schedule I--Computation of Net Capital Under Rule 15C3-1 of The Securities and Exchange Commission	18
Schedule II--Computation for Determination of Reserve Requirements Under Rule 15C3-3 of The Securities and Exchange Commission	20
Schedule III--Information Relating to Possession or Control Requirements Under Rule 15C3-3 of The Securities and Exchange Commission	21
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17A-5	22

AFFLECK GILMAN ROSS & CO., P.C.
Certified Public Accountants

Julie K. Affleck, CPA
Richard L. Gilman, CPA
Jennifer M. Ross, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
Gill Capital Partners, Inc.
Denver, Colorado

We have audited the accompanying statements of financial condition of Gill Capital Partners, Inc. (a subsidiary of OBW, Inc.) as of December 31, 2008 and 2007, and the related statements of operations, cash flows, stockholders' equity and changes in subordinated borrowings for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Gill Capital Partners, Inc. (a subsidiary of OBW, Inc.) as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Affleck Gilman Ross + Co., P.C.

AFFLECK GILMAN ROSS & CO., P.C.
Certified Public Accountants

Denver, Colorado
February 23, 2009

495 Uinta Way, Suite 100 • Denver, Colorado 80230 • 303-261-1016 • FAX 303-261-1013 • 2mycpa@affleckgilman.com

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2008	December 31, 2007
Cash and cash equivalents	$ 104,888	$ 118,487
Cash deposits with clearing organizations	50,000	50,000
Commissions receivable	15,140	13,778
Advisory fees receivable	46,984	48,445
Due from related party	-	11,949
Property and equipment, at cost, net of accumulated depreciation	10,108	7,129
Refundable deposits	3,246	3,246
TOTAL ASSETS	$ 230,366	$ 253,034

The accompanying notes are an integral part of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENTS OF FINANCIAL CONDITION (CONTINUED)

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2008	December 31, 2007
LIABILITIES		
Accounts payable and other liabilities	$ 37,405	$ 31,367
Retirement plan contribution payable	1,500	-
Due to related party	-	8,000
Subordinated loan payable to stockholder	130,000	130,000
TOTAL LIABILITIES	168,905	169,367
COMMITMENTS		
STOCKHOLDERS' EQUITY		
Common Stock, no par value: authorized 10,000,000 shares; issued and outstanding 48,000 shares	4,500	4,500
Additional paid-in capital	124,273	124,273
Retained earnings (deficit)	(67,312)	(45,106)
TOTAL STOCKHOLDERS' EQUITY	61,461	83,667
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 230,366	$ 253,034

The accompanying notes are an integral part of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2008	2007
INCOME		
Commissions	$ 666,758	$ 492,422
Investment advisory fees	245,359	240,564
Retirement plan services	28,600	53,070
Interest income	6,250	8,327
NYSE consolidation proceeds	-	35,000
Other income	17,290	8,765
TOTAL INCOME	964,257	838,148
EXPENSES		
Clearing fees	44,123	50,386
Salaries - officers	176,125	161,750
Salaries - other	246,182	187,546
Employee benefits	23,670	22,761
Payroll taxes	31,264	26,687
Management fees	100,043	91,600
Rent	47,484	35,411
Equipment lease	4,540	4,543
Telephone	12,147	11,557
Contract labor	160,162	90,438
Office expense	10,849	18,056
Dues and subscriptions	6,009	8,766
Insurance	1,373	1,449
Postage	1,929	1,755
Travel and entertainment	27,596	23,373
Professional fees	54,314	63,771
Advertising and promotion	1,566	5,400
Quotation services	23,120	20,963
Depreciation	3,338	1,734
Interest	7,174	5,439
Retirement plan contribution	1,500	-
Miscellaneous expenses	1,955	9,936
TOTAL EXPENSES	986,463	843,321
NET LOSS BEFORE INCOME TAX EXPENSE	(22,206)	(5,173)
FEDERAL AND STATE INCOME TAX EXPENSE	-	-
NET LOSS	$ (22,206)	$ (5,173)

The accompanying notes are an integral part of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (22,206)	$ (5,173)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation	3,338	1,734
(Increase) decrease in assets:		
Accounts receivable	99	(2,741)
Due from related party	11,949	-
Prepaid expenses	-	6,916
Refundable deposits	-	2,259
Increase (decrease) in liabilities:		
Accounts payable	6,038	5,686
Due to related party	(8,000)	-
Retirement plan contribution payable	1,500	-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(7,282)	8,681
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(6,317)	(5,090)
NET CASH USED BY INVESTING ACTIVITIES	(6,317)	(5,090)
CASH FLOWS FROM FINANCING ACTIVITIES:		
	-	-

The accompanying notes are an integral part of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENTS OF CASH FLOWS (CONTINUED)

	Year Ended December 31, 2008	2007
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(13,599)	3,591
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	118,487	114,896
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 104,888	$ 118,487

The accompanying notes are an integral part of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional	Retained
	No. of Shares	Amount	Paid-In Capital	Earnings (Deficit)
BALANCES, January 1, 2007	48,000	$ 4,500	$ 124,273	$ (39,933)
Net loss for the year	-	-	-	(5,173)
BALANCES, December 31, 2007	48,000	4,500	124,273	(45,106)
Net loss for the year	-	-	-	(22,206)
BALANCES, December 31, 2008	48,000	$ 4,500	$ 124,273	$ (67,312)

The accompanying notes are an integral part of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

Subordinated borrowings at January 1, 2007	$ 130,000
Increases:	
Issuance of subordinated note	-
Decreases:	
Payments on subordinated note	-
Subordinated borrowings at December 31, 2007	130,000
Increases:	
Issuance of subordinated note	-
Decreases:	
Payments on subordinated note	-
Subordinated borrowings at December 31, 2008	$ 130,000

The accompanying notes are an integral part of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization:

Gill Capital Partners, Inc. (formerly Gill and Associates, Inc.) was incorporated as a broker/dealer under the laws of the State of Colorado on August 31, 1983, and currently is conducting business in Colorado primarily in the stock and bond markets. The Company operates under clearing agreements with other broker/dealers, and also provides investment advisory services. The Company is a subsidiary of OBW, Inc.

Securities Transactions:

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis.

Concentration of Credit Risk:

At December 31, 2007, the Company had bank deposits of $18,279 in excess of Federally insured limits. Other financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits with the Company's clearing brokers.

Regulatory Provisions:

The Company operates pursuant to the (k)(2)(ii) exemption from the Securities and Exchange Commission Rule 15c3-3. Accordingly, the Company is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Clearing Deposit:

The Company maintains a cash deposit with its clearing broker/dealers, which is a requirement of the clearing agreements.

Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had net capital of $171,848 and $182,005, respectively, which was $71,848 and $82,005 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital was 0.23 to 1 and 0.22 to 1 at December 31, 2008 and 2007.

Cash and Cash Equivalents:

Cash and cash equivalents includes cash on hand and on deposit and highly liquid debt instruments with initial maturities generally of three months or less. Cash deposits with clearing organization are not included in cash and cash equivalents.

Property and Equipment:

Property and equipment are stated at cost and are depreciated using accelerated methods over their estimated useful lives, which range from five to seven years. Maintenance and repairs are expensed as incurred. Expenditures which significantly increase asset values or extend useful lives are capitalized.

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Liabilities Subordinated to Claims of General Creditors:

During the years ended December 31, 2008 and 2007, the Company had a loan obligation subordinate to the claims of all creditors (see Note 6).

Fair Values of Financial Instruments:

For certain of the Company's financial instruments, including cash and equivalents, accounts receivable, and accrued liabilities, the carrying amounts approximate fair value due to their short maturities.

Impairment of Long-Lived Assets:

In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. No impairment losses were recorded during the years ended December 31, 2008 and 2007.

Use of Estimates in the Preparation of Financial State-ents:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes:

The Company's revenues and expenses are included in the consolidated tax returns of OBW, Inc. Net income (loss) per the financial statements differs from the income (loss) reported in the tax returns because of differences in depreciation methods.

NOTE 2: CASH FLOW INFORMATION

Payments for interest and income taxes were:

	December 31, 2008	December 31, 2007
Interest	$ 7,174	$ 5,439
Income taxes	$ -	$ -

NOTE 3: REVENUE CONCENTRATIONS

During 2008 and 2007, the Company earned $190,972 and $159,918, respectively, of commission income from one of its customers. The amount accounted for 20% and 19% of the Company's total income for 2008 and 2007, respectively.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2008 and 2007:

	December 31, 2008	December 31, 2007
Furniture and equipment	$ 29,507	$ 40,776
Less accumulated depreciation	(19,399)	(33,647)
Net property and equipment	$ 10,108	$ 7,129

NOTE 5: COMMITMENTS

The Company has signed a sixty-three month lease for office space that commenced February 1, 2007 and will end April 30, 2012. Effective June 1, 2008, the Company amended the lease to expand into additional space. The lease requires no lease payments for the first three months, and schedules periodic rent increases over the remaining term of the lease agreement. Total monthly rent payments required under the lease agreement are charged to expense on the straight-line method over the term of the lease. The Company recorded a deferred liability to reflect the excess of rent expense over cash payments since inception of the lease. The lease contains an option for renewal for one additional period of five years after expiration of the lease term.

Effective October 1, 2007, the Company entered into an equipment lease agreement. The noncancelable operating lease requires monthly payments, plus applicable taxes, over a 36 month term. The lease may be renewed or the equipment may be purchased at fair market value at the end of the lease term.

The facility lease and equipment lease require future minimum lease payments as follows:

Year Ended December 31,	Facility Lease	Equipment Lease
2009	$ 53,579	$ 4,215
2010	55,294	3,161
2011	56,492	-
2012	19,003	-
	$ 184,368	$ 7,376

Total rent and equipment lease expenses charged to operations were $52,024 and $39,954, during 2008 and 2007, respectively.

The Company has entered into a license agreement for a web based financial planning platform. The agreement became effective December 1, 2008, and must be renewed annually. Monthly payments of $648 are required pursuant to the agreement.

NOTE 6: SUBORDINATED LOAN AGREEMENT

Effective February 20, 2004, a stockholder of the Company converted $130,000 of equity capital to a subordinated loan to the Company. The conversion was made pursuant to a sale of Company stock.

The loan was payable at maturity on March 1, 2007, had a stated interest rate of 0%, and was subordinate in right of payment and subject to the prior payments or provision for payment in full of all claims of all other present and future creditors of the Company arising out of any matter occurring prior to maturity.

Effective March 1, 2007, the subordinated loan agreement was amended to extend the maturity date to March 1, 2009, and the stated interest rate was changed to 5.5%. The subordinated loan agreement has subsequently been amended again effective March 2, 2009 to extend the maturity date to March 1, 2010. The stated interest rate remained at 5.5%. Total interest expense charged to operations under the amended agreement was $7,150 during 2008 and $5,363 during 2007.

NOTE 7: INCOME TAXES

The income tax benefit (expense) consisted of the following as of December 31,:

	2008	2007
Current benefit (expense):		
U.S. Federal	$ 0	$ 0
State	0	0
	0	0
Deferred benefit (expense):		
U.S. Federal	0	0
State	0	0
	0	0
Total	$ 0	$ 0

The Company incurred tax losses during the years ending December 31, 2008 and 2007. No current or deferred tax benefit was recorded since the amounts were immaterial.

NOTE 8: RETIREMENT PLANS

The Company may make discretionary retirement plan contributions to the O'Brien Capital Management, Inc. Employee Stock Bonus Trust (the Trust) pursuant to an Employee Stock Ownership Plan (the ESOP Plan). Under the ESOP Plan, the Company may make contributions to the Trust of an amount not to exceed 25% of the compensation of eligible employees. Employees age 21 or older, with one year of service and working at least 1,000 hours during the year are eligible to participate. Contributions to the Trust are invested in the stock of OBW, Inc., the Company's majority stockholder. Employees vest in the contributions over a 7 year period. No contributions were made to the Trust for 2008 and 2007.

Effective April 1, 2008, the Company established the Terra Firma 401(k) Profit Sharing Plan for the Employees of Gill Capital Partners (the 401(k) Plan). Under the 401(k) Plan, the participants may make salary reduction contributions from 1% to 100% of their compensation, not to exceed $15,500 for 2008, adjusted annually by the Internal Revenue Service. The Company can elect to make annual matching contributions. Employees age 18 or older are eligible to participate, and there are no hours of service requirements. Employees are 100% vested in their salary reduction contributions, and vest in any Company matching contributions over a 5 year period. During 2008, the Company contributed $1,500 to the 401(k) Plan.

NOTE 9: RELATED PARTY TRANSACTIONS

OBW, Inc. and a related company, O'Brien Capital Management Inc. (OCM, Inc.), are both entirely owned by O'Brien Capital Management Employee Stock Bonus Trust (the Trust) under an Employee Stock Ownership Plan sponsored by both companies. During 2005, the Company made non-interest bearing advances to OBW, Inc. of $11,949, and received non-interest bearing advances from OCM, Inc. totaling $8,000. The amounts were received from and paid to the related parties during the year ending December 31, 2008.

NOTE 9: RELATED PARTY TRANSACTIONS (CONTINUED)

Effective January 1, 2006, the Company signed a consulting agreement with OBW, Inc. Pursuant to the agreement, OBW, Inc. will provide compliance, marketing and information technology services for the Company. The agreement may be terminated by either party upon 30 days written notice. During 2008 and 2007, the Company paid management fees of $100,043 and $91,600, respectively, for services provided by OBW, Inc.

OBW, Inc. and OCM, Inc. are operated out of the same offices as Gill Capital Partners, Inc. Both companies have minimal activity, and pay their own direct operating expenses. No occupancy expenses are charged to either company.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	December 31, 2008	December 31, 2007
Total stockholders' equity qualified for net capital	$ 61,461	$ 83,667
Add liability subordinated to claims of general creditors	130,000	130,000
Less non-allowable assets:		
Property and equipment	10,108	7,129
Unsecured advances	-	11,949
Receivables	6,259	9,338
Refundable deposits	3,246	3,246
	19,613	31,662
NET CAPITAL	$ 171,848	$ 182,005
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition	$ 38,905	$ 39,367
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 100,000	$ 100,000
Excess net capital at 1500%	$ 71,848	$ 82,005
Excess net capital at 1000%	$ 167,957	$ 178,068
Ratio of aggregate indebtedness to net capital	0.23 to 1	0.22 to 1

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

SCHEDULE I (CONTINUED)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2008	December 31, 2007
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part IIA, Form X-17A-5 as of December 31, 2008 and 2007, respectively)		
Net capital, as reported in Part IIA of the Company's unaudited FOCUS report as of December 31, 2008 and 2007, respectively	$ 182,817	$ 207,603
Net audit adjustments	(6,646)	(28,336)
Difference in computation of non-allowable assets	(4,323)	2,738
Net capital per above	$ 171,848	$ 182,005
Aggregate indebtedness, as reported in Part IIA of the Company's unaudited FOCUS report as of December 31, 2008 and 2007, respectively	$ 26,678	$ 13,931
Net audit adjustments	12,227	25,436
Aggregate indebtedness per above	$ 38,905	$ 39,367

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008 and 2007

The Company operates pursuant to the (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and no longer holds customer funds or securities. Therefore, there were no reserve requirements as of December 31, 2008 and 2007.

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008 and 2007

The Company operates pursuant to the (k)(2)(ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and no longer holds customer funds or securities. Therefore, there were no possession or control requirements as of December 31, 2008 and 2007.

AFFLECK GILMAN ROSS & CO., P.C.
Certified Public Accountants

Julie K. Affleck, CPA
Richard L. Gilman, CPA
Jennifer M. Ross, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Gill Capital Partners, Inc.
Denver, Colorado

In planning and performing our audits of the financial statements and supplemental schedules of Gill Capital Partners, Inc. (a subsidiary of OBW, Inc.) (the Company), for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

495 Uinta Way, Suite 100 • Denver, Colorado 80230 • 303-261-1016 • FAX 303-261-1013 • 2mycpa@affleckgilman.com

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's

practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Affleck Gilman Ross & Co., P.C.

AFFLECK GILMAN ROSS & CO., P.C.
Certified Public Accountants

Denver, Colorado
February 23, 2009

GILL CAPITAL PARTNERS, INC.
(A SUBSIDIARY OF OBW, INC.)

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2008